Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of Carrizo Oil & Gas, Inc. of our reports dated March 12, 2009 (except for Notes 2, 4, 5, 6 and 13 for which the date is August 17, 2009) with respect to the consolidated financial statements and our report dated March 12, 2009 (except as to the restatement of management’s annual report on internal control over financial reporting for which the date is August 17, 2009) with respect to the effectiveness of internal control over financial reporting, of Carrizo Oil & Gas, Inc. included in the Annual Report on Form 10-K/A for the year ended December 31, 2008. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Pannell Kerr Forster of Texas, P.C.
Pannell Kerr Forster of Texas, P.C.

Houston, Texas
November 4, 2009